EXHIBIT 99.2
Annual Meeting of Shareholders of
TC Energy Corporation (“TC Energy”)

May 2, 2023

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations, Section 11.3

1.Election of Directors

By resolution passed via ballot, the following 13 nominees were appointed as Directors of TC Energy to hold office until the next annual meeting of shareholders of TC Energy, or until their successors are earlier elected or appointed.  The results of the ballot were as follows:

Nominee	# Votes For	% Votes For	# Votes Against	% Votes Against
Cheryl F. Campbell	671,097,465	99.59	2,756,843	0.41
Michael R. Culbert	670,063,432	99.44	3,790,876	0.56
William D. Johnson	670,426,693	99.49	3,427,614	0.51
Susan C. Jones	670,291,004	99.47	3,563,305	0.53
John E. Lowe	667,990,495	99.13	5,863,813	0.87
David MacNaughton	668,274,678	99.17	5,579,628	0.83
François L. Poirier	671,309,028	99.62	2,539,979	0.38
Una Power	667,185,991	99.01	6,668,317	0.99
Mary Pat Salomone	632,553,811	93.87	41,300,496	6.13
Indira Samarasekera	668,355,232	99.18	5,499,075	0.82
Siim A. Vanaselja	608,256,198	90.27	65,597,334	9.73
Thierry Vandal	667,078,800	98.99	6,774,508	1.01
Dheeraj “D” Verma	670,577,149	99.51	3,277,158	0.49

2.Appointment of Auditor

By a resolution passed via ballot, KPMG LLP, Chartered Professional Accountants, were appointed as auditor of TC Energy until the close of the next annual meeting of shareholders of TC Energy, and the directors were authorized to fix their remuneration. The results of the ballot were as follows:

# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
613,576,171	89.00	75,802,855	11.00

3.Advisory Vote on Executive Compensation

By resolution passed via ballot, on an advisory basis, TC Energy’s approach to Executive Compensation was approved. The results of the ballot were as follows:

# Votes For	% Votes For	# Votes Against	% Votes Against
634,750,021	94.20	39,104,279	5.80